Exhibit 99.1
Chevron Lummus Global, LLC
(A Delaware Limited Liability Company)
Financial Statements
Year ended December 31, 2010 Unaudited,
December 31, 2009 Unaudited
December 31, 2008 Audited

Chevron Lummus Global, LLC
Year ended December 31, 2010 (Unaudited), 2009 (Unaudited) and 2008 (Audited)

Report of Independent Auditors
The Members
Chevron Lummus Global LLC
We have audited the accompanying statements of income, members’ equity, and cash flows of Chevron Lummus Global LLC (the “Company”) for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statements of income, members’ equity, and cash flows based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statements of income, members’ equity, and cash flows referred to above present fairly, in all material respects, the results of operations of Chevron Lummus Global LLC for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
New York, New York
March 30, 2009

Chevron Lummus Global, LLC
Statements of Income

	Years Ended December 31,
	2010	2009	2008
	(Unaudited)	(Unaudited)	(Audited)
	(In thousands)

Net revenue:
Catalyst	$74,072	$118,777	$98,205
Engineering and licensing	46,635	66,161	92,333

Total net revenue	120,707	184,938	190,538
Cost of revenue	(70,190)	(109,790)	(102,815)

Gross profit	50,517	75,148	87,723

Selling and administrative expenses	(28,811)	(29,598)	(28,509)

Income from operations	21,706	45,550	59,214

Interest and other (expense) income	(69)	181	438

Net income	$21,637	$45,731	$59,652

See Accompanying Notes to Financial Statements.

Chevron Lummus Global, LLC
Balance Sheets

	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
	(In thousands)

ASSETS
Cash and cash equivalents	$7,185	$9,716
Accounts receivable	42,809	11,965

Cost and estimated earnings in excess of billings	37,290	56,754
Inventories, net	46,628	31,959
Other current assets	290	139

Total assets	$134,202	$110,533

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable
Trade	$7,938	$5,389
Members	10,786	5,361

Billings in excess of costs and estimated earnings	4,435	6,195
Accrued costs	7,381	6,370
Warranty provisions — current	581	619

Total current liabilities	31,121	23,934

Warranty provisions — long term	2,323	2,478

Total liabilities	33,444	26,412

Members’ equity	100,758	84,121

Total liabilities and members’ equity	$134,202	$110,533

See Accompanying Notes to Financial Statements.

Chevron Lummus Global, LLC
Statements of Cash Flows

	Years Ended December 31,
	2010	2009	2008
	(Unaudited)	(Unaudited)	(Audited)
	(In thousands)

Cash flows from operating activities:
Net income	$21,637	$45,731	$59,652
Adjustments to reconcile net income to net cash provided by operating activities
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable	(30,844)	21,743	20,482
Decrease (increase) in costs and estimated earnings in excess of billings	19,464	(13,174)	(3,758)
(Increase) decrease in other current assets	(151)	4,907	(3,665)
(Increase) decrease in inventories	(14,669)	19,660	(21,510)
Increase (decrease) in accounts payable	7,974	(9,472)	(11,916)
Decrease in billings in excess of costs and estimated earnings	(1,760)	(8,782)	(8,148)

(Decrease) increase in warranty provisions	(193)	(2,619)	595
Increase (decrease) in accrued costs	1,011	(14,433)	7,133

Net cash provided by operating activities	$2,469	$43,561	$38,865

Cash flows from financing activities:

Distributions to members	(5,000)	(48,000)	(48,000)

Net cash used in financing activities	(5,000)	(48,000)	(48,000)

Decrease in cash and cash equivalents	(2,531)	(4,439)	(9,135)
Cash and cash equivalents, beginning of year	9,716	14,155	23,290

Cash and cash equivalents, end of year	$7,185	$9,716	$14,155

See Accompanying Notes to Financial Statements.

Chevron Lummus Global, LLC
Statements of Members’ Equity
(In thousands)
Years Ended December 31, 2010 (Unaudited), 2009 (Unaudited) and 2008 (Audited)

	Chevron	Lummus
	Share	Share	Total
Members’ equity at December 31, 2007	$37,369	$37,369	$74,738
Net income	29,826	29,826	59,652
Distributions to members	(24,000)	(24,000)	(48,000)

Members’ equity at December 31, 2008	$43,195	$43,195	$86,390
Net income	22,866	22,865	45,731
Distribution to members	(24,000)	(24,000)	(48,000)

Members’ equity at December 31, 2009	$42,061	$42,060	$84,121
Net income	10,818	10,819	21,637
Distribution to members	(2,500)	(2,500)	(5,000)

Members’ equity at December 31, 2010	$50,379	$50,379	$100,758

See Accompanying Notes to Financial Statements.

Chevron Lummus Global, LLC
Notes to Financial Statements
(In Thousands)
All 2010 and 2009 Amounts Included in Notes to Financial Statements are Unaudited.
1. DESCRIPTION OF THE BUSINESS
The accompanying financial statements present the results of operations, financial position, and cash flows of Chevron Lummus Global, LLC, (the “Company”), a limited liability Delaware company. The Company was formed on January 1, 2000 and is owned by Lummus Catalyst Company Ltd (“Lummus”), an indirect wholly-owned subsidiary of Chicago Bridge & Iron Company (“CB&I”) and Chevron USA Inc. (“Chevron”), an indirect wholly-owned subsidiary of Chevron Corporation, with each having a 50% ownership interest in the Company. Lummus and Chevron are hereby referred to collectively as “members” of the Company.
The Company provides engineering and technical services, licenses proprietary technology and supplies catalyst to industrial and commercial customers, primarily in the oil, gas and petrochemical industries. The Company’s services primarily relate to solutions for converting/upgrading heavy and residual components in heavy/sour crude oil (“bottom of the barrel”), that are produced during the refining process, into more useable products. Proprietary technology consists principally of hydroprocessing technologies, including hydrocracking and hydrotreating processes that are used by refineries to process petroleum-based products. Technologies include, among others, ISOCRACKING ®, ISOTREATING ®, ISODEWAXING ®, RDS ® and LC-FINING TM.
The Company is subject to risks and uncertainties common to companies providing similar products and services to the oil, gas and petrochemical industries, including, but not limited to, development by its competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, loss of customers or changes in capital spending by customers, and compliance with domestic and foreign regulatory authorities and agencies. The Company’s services, licensing, and supply of catalyst, are performed under fixed-price and cost-plus-fee contracts. The Company generates revenue from customers located throughout the world.
The operations of the Company are dependent upon the operational support provided by the members, as the Company has no employees. Lummus and Chevron assign employees to perform the work of the Company and the fully burdened cost of the employees is charged to the Company. As a result, these financial statements may not be indicative of those of a stand-alone entity. See Note 6 for further discussion of support activities provided by the members.
2. SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses in the financial statements and related notes. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are addressed in these notes to the financial statements. If the underlying estimates and assumptions upon which the financial statements are based change in the future, actual amounts may differ from those included in the accompanying financial statements.
Revenue Recognition - Our contracts are awarded on a competitive bid and negotiated basis. For catalyst, the Company generally recognizes revenue when delivery has occurred, the fee is determined and collection is probable. For engineering and licensing, the Company follows the guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Revenue Recognition Topic 605-35 for accounting policies relating to use of the percentage-of-completion (“POC”) method, estimating costs and revenue recognition, including the recognition of profit incentives, unapproved change orders and claims, and combining and segmenting contracts. Our engineering and licensing contract revenue is primarily recognized using the POC method, based on the percentage that actual costs-to-date bear to total estimated costs to complete each contract. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, including estimates for performance risks and warranties. We utilize the cost-to-cost approach, the most widely recognized method used for POC accounting, as we believe this method is less subjective than relying on assessments of physical progress. Under the cost-to-cost approach, the use of estimated cost to complete each contract is a significant variable in the process of determining recognized revenue and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known, including, to the extent required, the reversal of profit recognized in prior periods. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

Chevron Lummus Global, LLC
Notes to Financial Statements
(In Thousands)
All 2010 and 2009 Amounts Included in Notes to Financial Statements are Unaudited.
Contract revenue reflects the original contract price adjusted for approved change orders and estimated minimum recoveries of unapproved change orders and claims. We recognize revenue associated with unapproved change orders and claims to the extent that related costs have been incurred, recovery is probable and the value can be reliably estimated. For 2010, 2009 and 2008, we had no material unapproved change orders or claims recognized in revenue.
Cumulative costs and estimated earnings recognized to date in excess of cumulative billings is reported on the balance sheets as costs and estimated earnings in excess of billings. Cumulative billings in excess of cumulative costs and estimated earnings recognized to date is reported as billings in excess of costs and estimated earnings. Any billed revenue that has not been collected is reported as accounts receivable. The timing of when we bill our customers is generally dependent upon advance billing terms or completion of certain phases of the work. At December 31, 2010 and 2009, $22,954 and $31,590 of costs and estimated earnings in excess of billings is estimated to be long term in nature.
Selling & Administrative Costs - Selling (including bid costs) and administrative costs (“S&A”), which include research and development (“R&D”) costs, are charged to expense when incurred.
Shipping and Handling Fees and Costs - Shipping and handling fees charged to customers by the Company are recognized in revenue. Shipping and handling costs, which consist principally of out-bound freight, are included in cost of revenue and amounted to $883 for 2010, $1,729 for 2009 and $574 for 2008.
Warranties - The Company typically provides customers with a performance warranty from the date of contract completion to a specified certain date. Provisions for warranty costs are recorded based on historical experience and are managed on a total company basis.
Cash Equivalents - Cash equivalents include highly liquid securities with original maturities of three months or less and are held on deposit and managed by Chevron. There are no restrictions with respect to the usage or withdrawal of cash.
Concentration of Credit Risk - The Company sells a broad range of services to oil, gas and petrochemical customers throughout the world. The risk of uncollectible trade receivables is considered low, as the Company’s customer base primarily consists of major global oil, gas and petrochemical companies. Ongoing credit evaluations of customers’ financial positions are performed and, generally, no collateral is required. The Company maintains adequate reserves for potential losses and such losses have been minimal and approximate management’s estimates. During 2010, the Company had four customers for which revenue with each customer approximated between 10% and 14% of the Company’s total revenue. For 2009 and 2008 one customer accounted for 15% and 16%, respectively, of total revenue. No other customer exceeded 10% of total revenue for 2010, 2009 or 2008.

Chevron Lummus Global, LLC
Notes to Financial Statements
(In Thousands)
All 2010 and 2009 Amounts Included in Notes to Financial Statements are Unaudited.
Subsequent Events - We evaluated all events and transactions that occurred between December 31, 2010 and March 31, 2011, the date these financial statements were issued.
3. ACCOUNTS RECEIVABLE
Trade receivables are non-interest bearing and are generally with major global oil, gas and petrochemical companies. The Company routinely evaluates its portfolio of third party trade receivables for risk of non-collection and records the carrying value of its trade receivables at estimated net realizable value. At December 31, 2010 and 2009, receivables with affiliated companies were valued at $5,722 and $1,885, respectively. The Company did not record an allowance for doubtful accounts at December 31, 2010 or 2009, based on historical experience and the Company’s belief that there was minimal collection risk related to the Company’s accounts receivable balances.
4. INVENTORIES
Inventories relate to catalyst and consist of raw material, labor, and manufacturing costs and are generally stated at the lower of cost or market. Raw materials are stated at average cost, and finished goods, which include the value of intermediate production, are accounted for utilizing the last-in-first-out (“LIFO”) method. The Company believes the LIFO method represents a better matching of revenues with cost. Inventory consists of the following:

	December 31,
	2010	2009
Raw materials	$19,691	$18,128
Intermediate and finished goods	26,937	13,831

Total inventory	$46,628	$31,959

5. ACCOUNTS PAYABLE AND ACCRUED COSTS
Accounts Payable to Members - In addition to third party payables, the Company has amounts due to its members. These amounts do not bear interest. Accounts payable to members consist of the following:

	December 31,
	2010	2009
Lummus	$3,412	$2,079
Chevron	7,374	3,282

Total accounts payable to members	$10,786	$5,361

Accrued Costs- Accrued costs primarily represent accruals for project costs incurred but not yet invoiced that are anticipated to be paid within one year of the balance sheet date.

Chevron Lummus Global, LLC
Notes to Financial Statements
(In Thousands)
All 2010 and 2009 Amounts Included in Notes to Financial Statements are Unaudited.
6. RELATED PARTY TRANSACTIONS
Operational Support Services - Chevron and Lummus are parties to an operational support services agreement with the Company whereby Chevron (or its affiliates) and Lummus (or its affiliates) provide the Company certain support services. Chevron services generally include administrative and technical support services including, but not limited to, general accounting and reporting, treasury, legal, information technology, project management reporting and analysis, and basic engineering and associated services. Lummus services generally include sales and marketing and administrative and technical support services including, but not limited to, legal, information technology, project management reporting and analysis and basic engineering and associated services.
Research and Development Services - Chevron and Lummus are also parties to an R&D agreement with the Company, whereby Chevron (or its affiliates) and Lummus (or its affiliates) provide the Company with R&D services. The Company’s non-project specific R&D costs are primarily from activities conducted in Chevron facilities in Richmond, California.
Summary of Related Party Services - The aforementioned member services are provided to the Company at prices which the members believe approximate the full cost of providing such services. The Company’s total Chevron and Lummus related expenses included in the statements of income are as follows:

	Years Ending December 31,
	2010	2009	2008
Chevron
Operational support services
Cost of revenue	$6,774	$5,580	$11,097
SG&A	14,454	14,732	12,711
R&D services
SG&A	8,572	8,915	9,735

Total Chevron-related expenses	$29,800	$29,227	$33,543

Lummus
Operational support services
Cost of revenue	$8,631	$8,355	$8,481
SG&A	3,783	3,971	3,805
R&D services
SG&A	221	266	544

Total Lummus-related expenses	$12,635	$12,592	$12,830

Catalyst Sales - In 2010, 2009 and 2008, Chevron and its affiliates purchased $9,415, $27,054 and $8,943, respectively, of catalyst from the Company for Chevron’s own use.
7. OPERATING AGREEMENT
Under the terms of the Company’s operating agreement dated January 1, 2000, as amended (the “Agreement”), the net income and net loss of the Company and any distributions of the Company’s assets are to be allocated among the members in proportion their ownership interests. In the event of termination of the Company by the members, the Agreement provides for an apportionment, between the members of proprietary technology rights previously contributed to the Company by the members, in accordance with a prescribed formula. Each member’s liability for the activities of the Company is generally limited to its respective capital contributions.

Chevron Lummus Global, LLC
Notes to Financial Statements
(In Thousands)
All 2010 and 2009 Amounts Included in Notes to Financial Statements are Unaudited.
8. LETTERS OF CREDIT/GUARANTEES
In the ordinary course of business, the Company may provide letters of credit to customers to secure advance payment or performance. These letters of credit are provided through Chevron, with Lummus providing a counter guarantee to Chevron for 50% of the total. In the event of the Company’s non-performance under a contract and an advance being made by a bank pursuant to a draw on a letter of credit, the advance would become an obligation of the Company. Such letters of credit amounted to $19,104, $20,093, and $15,391 for 2010, 2009 and 2008, respectively, and the guarantee periods ranged from 2011 through 2014.
9. INCOME TAXES
The Company is treated as a partnership for income tax purposes, and accordingly, it is not subject to federal, state or local income taxes. Instead, the Company’s results of operations are allocated to the members for inclusion in their respective income tax returns.
10. LITIGATION
The Company is currently not aware of any material, pending or threatened litigation, claims, or assessments directly against or associated with the Company.
11. FUTURE PURCHASE COMMITMENTS
The Company has certain long-term purchase contracts with its suppliers with a minimum commitment of approximately $10,600 per year over the next two years.